SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                         MIKRON INSTRUMENT COMPANY, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   59862R 10 3
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                                 (CUSIP Number)

                                Steven N. Bronson
                               16 East 52nd Street
                                    Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 59862R 10 3                                          Page 2 of 6 Pages

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven N. Bronson
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

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6     CITIZENSHIP OR PLACE OR ORGANIZATION

      USA
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                  7    SOLE VOTING POWER

                       174,400
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              800,000
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                328,085
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       800,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,128,085
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.80%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 59862R 10 3                                          Page 3 of 6 Pages

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Long Term Growth Associates, Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

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6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Florida
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                  7    SOLE VOTING POWER

                       0
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              800,000
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       800,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      800,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.1%
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14    TYPE OF REPORTING PERSON*

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 6 Pages

      Except as expressly restated below, the Schedule 13D and amendments thereto filed on behalf of Steven N. Bronson and Long Term Growth Associates, Limited, with respect to shares of Common Stock of Mikron Instrument Company, Inc., a New Jersey corporation (the "Issuer"), remains in full force and effect.

Item 2. Identity and Background.

            (a) This Amendment No. 9 to Schedule 13D is being filed jointly on behalf of Steven N. Bronson and Long Term Growth Associates, Limited, a Florida limited partnership (the "Partnership"). The general partner of the Partnership is Long-Term Growth Associates, Inc., a Florida corporation ("General Partner") of which Mr. Bronson is a principal.

            (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022. The Partnership's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is the President of the General Partner and of Catalyst Financial Corp., a broker-dealer licensed under the Act. The principal place of business of Catalyst is 16 East 52nd Street, Suite 501, New York, New York 10022. Mr. Bronson is also a director of the Issuer. The Partnership is engaged in the business of investing in securities.

            (d) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America. The Partnership is a Florida limited partnership and the General Partner is a Florida corporation.

Item 3. Source and Amount of Funds or Other Consideration.

            On December 31, 1998, Mr. Bronson, utilizing his personal funds, exercised the following warrants: warrants to purchase 32,875 shares of the Issuer's common stock at $.81 per share; warrants to purchase 32,875 shares of the Issuer's common stock at $1.01 per share, warrants to purchase 32,875 shares of Issuer's common stock at $1.25 per share and warrants to purchase 32,875 shares of the Issuer's common stock at $1.50 per share. In addition, warrants issued to Mr. Bronson to purchase 32,875 shares of the Issuer's common stock at $1.75 per share expired unexercised on

                                                               Page 5 of 6 Pages

December 31, 1998.


Item 5. Interest in Securities of the Issuer.

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,128,085 shares of the Issuer's common stock, representing approximately 29.80% of the total shares of common stock deemed outstanding. Such shares include 800,000 shares owned beneficially by the Partnership, as described below. Such shares also include 174,400 shares owned directly by Mr. Bronson and 153,685 shares issuable upon exercise of warrants at an exercise price of $2.50 per share through September 30, 2000.

            The Partnership may be deemed to beneficially own an aggregate of 800,000 shares of Common Stock, representing approximately 21.1% of the total shares of the Issuer's Common Stock deemed outstanding. The Partnership may be deemed to share voting and dispositive power of such shares with Steven N. Bronson.

            The foregoing shares of common stock do not include any shares held of record in the trading account of Catalyst and, with respect to such shares, the foregoing persons disclaim beneficial ownership.

            (c) Not Applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

            (e) Not Applicable.

Item 7. Material to be Filed as Exhibits.

            Exhibit N - Joint 13D Filing Statement.

                                                               Page 6 of 6 Pages

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date: January 11, 1999                    /s/ STEVEN N. BRONSON
                                          --------------------------------------
                                          Steven N. Bronson


                                          LONG TERM GROWTH ASSOCIATES, LIMITED

                                          By: Long-Term Growth Associates, Inc.,
                                              General Partner


Date: January 11, 1999                    By:/s/ STEVEN N. BRONSON
                                             -----------------------------------
                                             Steven N. Bronson, President

                                        Exhibit N

      Reference is made to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Mikron Instrument Company, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

Date: January 11, 1999                    /s/ STEVEN N. BRONSON
                                          --------------------------------------
                                          Steven N. Bronson


                                          LONG TERM GROWTH ASSOCIATES LIMITED

                                          By: Long-Term Growth Associates, Inc.
                                              General Partner


Date: January 11, 1999                    By:/s/ STEVEN N. BRONSON
                                             -----------------------------------
                                             Steven N. Bronson, President